SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2003

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item		Page

Item 1.	Press Release Announcing Claxon Interactive Group Inc.’s 2003 First Quarter Financial Results	3

Item 2.	Exhibits	6

Signature		10

Item 1. Press Release Announcing Claxon Interactive Group Inc.’s 2003 First Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2003 FIRST QUARTER
FINANCIAL RESULTS

Buenos Aires, May 19, 2003 – Claxson Interactive Group Inc. (OTC Bulletin Board: XSON.OB) (“Claxson” or the “Company”), today announced financial results for the three-month period ended March 31, 2003.

Financial Results

Operating results for the three-month period ended March 31, 2003 represented a loss of $0.2 million, reflecting a $1.6 million improvement from an operating loss of $1.8 million for the three-month period ended March 31, 2002. The operational results of the first quarter reflect a near break-even operation in what is historically the weakest advertising sales quarter of the year, continuing on a path of operational improvement. As a result of the new agreement with Playboy Enterprises, Inc., Claxson consolidates, as of January 1st, 2003, the operations of Playboy TV Latin America & Iberia (PTVLA) into the operations of its Pay TV division for financial reporting purposes.

Net revenues for the first quarter of 2003 were $18.5 million, a 4% decrease from net revenues of $19.2 million for the first quarter of 2002. Net revenues are affected by a devaluation of currencies and a decrease in the rates from DIRECTV™ Latin America. Net revenues earned in Argentina, where Claxson has significant operations, were 19% of total net revenues for the three months ended March 31, 2003 compared to 25% for the same period in 2002. During the first quarter of 2003, the average exchange rate of the Argentine peso as compared to the U.S. dollar decreased 54%, versus the same period in 2002.

“Claxson’s first quarter results confirm the positive operational and financial trend in which we have put the company due to last year’s reengineering,” said Roberto Vivo, Chairman and CEO. “Having overcome last year’s challenges, we are concentrating in efficiently managing the operation and taking full advantage of the rationalization process undertaken in 2002. Revenues have stabilized and we continue to aggressively manage cost, hence we expect to continue on this improvement path.”

Subscriber-based fees for the three-month period ended March 31, 2003 totaled $9.8 million, representing approximately 53% of total net revenues and an 8% increase from subscriber-based fees of $9.1 million for the first quarter of 2002. The increase is primarily attributed to the consolidation of PTVLA, partially offset by devaluation of currencies in the region and the effect of the renegotiation of our agreement with DIRECTV™ Latin America, which reduced per subscriber rates and translated prices to local currencies, in exchange for a two year extension in the contract’s maturity.

Advertising revenues for the three-month period ended March 31, 2003 were $7.0 million, representing approximately 38% of Claxson’s total net revenues and a 3% decrease from advertising revenues of $7.2 million for the first quarter of 2002.

Production services revenues for the three-month period ended March 31, 2003 were $0.9 million, which represented a 39% decrease over the $1.5 million for the first quarter of 2002. This decrease was primarily due to the consolidation of PTVLA, as services rendered to PTVLA are now eliminated upon consolidation, and a decrease in volumes handled by The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility, as a result of the adverse economic situation in Latin America.

Other revenues for the three-month period ended March 31, 2003 were $0.7 million, which represented a 50% decrease from $1.4 million for the first quarter of 2002. This decrease is explained by the consolidation of PTVLA, as services rendered to PTVLA are now eliminated upon consolidation, as well as the discontinuation of services provided to Playboy TV International.

Operating expenses for the three months ended March 31, 2003 were $18.6 million, a decrease of 11% from the $21.0 million in the first quarter of 2002, due primarily to the general restructuring of all operating areas of the company and the devaluation of the Argentine Peso where the company has significant operations, partially offset by the consolidation of PTVLA.

Interest expense for the three-month period ended March 31, 2003 was $0.7 million compared to $3.5 million for the first quarter of 2002. This decrease is attributable to the Exchange Offer and consent solicitation as all future interests on the new Claxson Notes are reflected as part of the balance of the debt. As interest on these Notes is paid, the debt will be reduced proportionately.

Net income for the three months ended March 31, 2003 was $5.7 million ($0.31 per common share), including a $7.3 million foreign exchange gain as a result of the appreciation in value of the Argentine Peso during 2003. The first quarter net income represented a turnaround of $141.0 million over the $135.0 million net loss for the same three months of 2002.

Claxson has not yet completed the annual valuation and assessment of the carrying value of its goodwill in accordance with the Statement of Financial Accounting Standards No. 142 in 2003.

As of March 31, 2003, Claxson had a balance of cash, cash equivalents and investments of $8.1 million and $90 million in debt, which includes $21.0 million in future interest payments as dictated by accounting principles applicable to Claxson’s debt restructuring.

First Quarter Highlights

During the first quarter of 2003, Claxson’s main client, DIRECTV™ Latin America, filed for protection under Chapter 11. At filing date, Claxson’s contract with DIRECTV was not rejected and account receivables added up to approximately $4.2 million. Claxson’s management expects DIRECTV to honor its contract going forward.

On March 1st Claxson launched a new pan regional channel called Retro, featuring the best classic movies and television series. Leveraging the success achieved in the Southern Cone by its classic series channel Uniseries, Retro launched throughout Spanish-speaking Latin America and the Caribbean on DIRECTV™ Latin America and on major cable operators in the Southern Cone, to more than five million Latin American subscribers.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press Alfredo Richard SVP, Communications Claxson 305-894-3588	Investors Jose Antonio Ituarte Chief Financial Officer Claxson 011-5411-4339-3700

— Financial Tables Attached —

Item 2. Exhibits

     The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CLAXSON

UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	March 31,	December 31,
	2003	2002

ASSETS

CURRENT ASSETS:
Cash, cash equivalents and investments	$8,138	$8,072
Restricted investments	218	750
Accounts receivable, net	30,770	32,807
Other current assets	7,501	8,617

Total current assets	46,627	50,246

RESTRICTED INVESTMENTS	750	750

PROPERTY AND EQUIPMENT, net	18,390	18,573

PROGRAMMING RIGHTS, net	5,077	5,554

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1,021	1,025

INVESTMENTS IN DEBT AND EQUITY SECURITIES	314	448

GOODWILL, net	51,445	51,837

BROADCAST LICENSES	17,389	18,065

OTHER ASSETS, net	4,563	4,057

TOTAL ASSETS	$145,576	$150,555

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$38,074	$39,568
Current portion of programming rights obligations	10,192	9,899
8.75 % Senior Notes Due 2010	2,506	1,396
11 % Senior Notes Due 2005, including accrued interests	3,763	6,247
6.25 % Senior Notes Due 2013	93	—
Current portion of long-term debt	6,380	7,156

Total current liabilities	61,008	64,266

LONG-TERM DEBT	14,858	16,029

8.75 % Senior Notes Due 2010, including interests	59,768	61,576

6.25 % Senior Notes Due 2013	2,577	—

OTHER LONG-TERM LIABILITIES	3,788	4,325

MINORITY INTEREST	1,126	1,164

SHAREHOLDERS’ EQUITY	2,451	3,195

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$145,576	$150,555

CLAXSON

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated

	Three Months Ended
	March 31,

	2003	2002

NET REVENUES:
Subscriber-based fees	$9,793	$9,121
Advertising	7,026	7,176
Production services	912	1,502
Other	742	1,432

Total net revenues	18,473	19,231

OPERATING EXPENSES:
Product, content and technology	8,811	8,721
Marketing and sales	3,380	3,876
Corporate and administration	4,854	4,594
Depreciation and amortization	1,590	3,811

Total operating expenses	18,635	21,002

OPERATING INCOME (LOSS)	(162)	(1,771)

INTEREST EXPENSE	(658)	(3,532)

OTHER INCOME (EXPENSE), NET	(59)	(5,844)

FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	7,308	(46,827)

NET GAIN (LOSS) FROM UNCONSOLIDATED AFFILIATES	22	(2,102)

BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES	(761)	(207)

MINORITY INTEREST	41	36

CHANGE IN ACCOUNTING PRINCIPLES	—	(74,789)

NET INCOME (LOSS)	$5,731	$(135,036)

NET INCOME (LOSS) PER COMMON SHARE (Basic and diluted)	$0.31	$(7.23)

NET INCOME (LOSS) PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$0.31	$(3.23)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,678	18,678

CLAXSON

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate	Total

For the Three Months Ended March 31, 2003:

NET REVENUES	$12,056	$6,389	$28	$—	$18,473

OPERATING INCOME (LOSS)	$1,786	$(69)	$(460)	$(1,419)	$(162)

For the Three Months Ended March 31, 2002:

NET REVENUES	$12,381	$6,764	$86	$—	$19,231

OPERATING INCOME (LOSS)	$2,653	$(649)	$(3,351)	$(424)	$(1,771)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: May 22, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer